UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-38235

NaaS Technology Inc.

(Translation of registrant’s name into English)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

This current report on Form 6-K, including the exhibit hereto, is incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-273515) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

NaaS Technology Inc. Announces Appointment of Enrome LLP as Independent Registered Public Accounting Firm

NaaS Technology Inc. (Nasdaq: NAAS) (the “Company”), the first U.S. listed EV charging service company in China, today announced that its board of directors and the audit committee have approved the dismissal of Centurion ZD CPA & Co. (“Centurion”) as the Company’s independent registered public accounting firm. The Company appointed Enrome LLP (“Enrome”), as the Company’s independent registered public accounting firm on June 26, 2024 to audit the consolidated financial statements of the Company as of and for the year ending December 31, 2024. The appointment of Enrome has also been approved by the Company’s board of directors and the audit committee.  The decision to change auditors was made primarily based on the Company’s evaluation of audit quality and the overall efficiency to meet its audit needs.

Centurion’s audit report on the Company’s consolidated financial statements as of and for the year ended December 31, 2023 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. During the audit for the fiscal year ended December 31, 2023 and the subsequent period through the dismissal date of June 24, 2024, there were no (i) disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions, between the Company and Centurion on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Centurion, would have caused Centurion to make reference to the subject matter of the disagreements in connection with its report on the consolidated financial statements, or (ii) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F.

During the fiscal years ended December 31, 2022 and 2023, and the subsequent interim period prior to our engagement of Enrome on June 26, 2024, neither we nor anyone on behalf of us consulted with Enrome regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us by Enrome that Enrome concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or (b) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F and the related instructions therein) or a reportable event (as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F).

The Company is working closely with Enrome and Centurion to ensure a seamless transition.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from Centurion ZD CPA & Co., Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By	:	/s/ Alex Wu
Name	:	Alex Wu
Title	:	Chief Financial Officer

Date: June 28, 2024